

APF ENERGY

January 19, 2005



05005444

Please reply to:
STEVE CLOUTIER
President & C.O.O.
Direct dial: (403) 213-6800
E-Mail: cloutiers@apfenergy.com


SEC MAIL PROCESSING
RECEIVED
JAN 21 2005
WASH. D.C. 213 SECTION

By Courier

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C. 20549

Re: APF Energy Trust (the "Company")
File No. 82-5166
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Please find enclosed documentation relating to Rule 12g3-2(b). Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose the following documents.

Date of Filing	Document Filed
Dec 21, 2004	News Release APF Energy, Business Partners and Other Energy Trust Help Local Organizations this Holiday Season
Jan 19, 2005	News Release APF Energy Trust Announces Distribution of $0.16 per Unit

PROCESSED
JAN 2 . 2005
THOMSON FINANCIAL

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped* envelope.

Very truly yours,

S Cloutier

Steve Cloutier
President

dlw 1/28

Exemption Order
82-5166



APF ENERGY

NEWS RELEASE

TSX: AY.UN
AY.DB

APF Energy Trust Announces Distribution of $0.16 per Unit

January 19, 2005 - APF Energy Trust announces it is maintaining its monthly distribution of $0.16 per unit. Payment will be made on February 15, 2005 to unitholders of record on January 31, 2005. The ex-distribution date is January 27, 2005.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amount and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF. This news release is not for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

<u>For Further Information Please Contact</u>

Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone: (403) 294-1000 ▲ Toll Free (800) 838 9206 ▲ Fax (403) 294-1010
Email: invest@apfenergy.com ▲ Internet: www.apfenergy.com

Exemption Order
82-5166



APF ENERGY

NEWS RELEASE

TSX: AY.UN
AY.DB

APF ENERGY, BUSINESS PARTNERS AND OTHER ENERGY TRUSTS HELP LOCAL ORGANIZATIONS THIS HOLIDAY SEASON

December 21, 2004 – APF Energy Trust, its employees and friends in the business community have made the holiday season brighter for a local Calgary organization and a group of children.

Through donations at the APF Energy Christmas open house on December 1, 2004 and employee penny drives at APF and other energy trusts, a total of $40,946.48 was raised in support of Inn from the Cold, a volunteer society in Calgary that provides homeless families and others in need with shelter. APF would like to thank its staff and business partners for their generosity as well as **ARC Energy Trust, Calpine Natural Gas Trust, Focus Energy Trust, Progress Energy Trust** and **Vermilion Energy Trust** and their staff.

On December 14, 2004 and in partnership with **Harvest Energy Trust**, APF continued its "Holiday Socks" tradition and distributed Christmas stockings to 470 kindergarten and elementary students at two local schools where families are in need. **Scott Land & Lease Ltd.** also contributed 204 teddy bears that were given to the younger children. A special thanks goes out to **Scholastic Book Fairs, Lyreco Office Products, Burnet Duckworth & Palmer LLP, Parlee McLaws LLP, Mercer Human Resource Consulting, Cenera, Grand & Toy** and **A Buck or Two in Westbrook Mall** for their contributions. The surprise visit to the schools was the result of weeks of planning and hard work by a dedicated group of APF and Harvest volunteers.

"We and our partners are so very pleased to be able to make a small contribution this holiday season", said APF's President, Steve Cloutier. "The level of enthusiasm for philanthropy in this town is absolutely wonderful".

For Further Information Please Contact

Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone: (403) 294-1000 ▲ Toll Free (800) 838 9206 ▲ Fax (403) 294-1010
Email: invest@apfenergy.com ▲ Internet: www.apfenergy.com